NewsRelease

TransCanada 2015 Investor Day Event to be Webcast

CALGARY, Alberta – November 10, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will host its annual Investor Day on Tuesday, November 17 in Toronto.

Members of TransCanada’s senior executive team will provide an update on TransCanada’s operations, recent developments and strategic outlook.

The event will be webcast beginning at 8 a.m. eastern standard time (6 a.m. mountain standard time). Interested parties may participate in the webcast available through TransCanada’s Investor Centre at http://www.transcanada.com/events-presentations.html. A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522